EXHIBIT 99.1

Brookfield Infrastructure to Issue $400 Million of Medium Term Notes

All amounts in Canadian dollars

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, NEWS, April 03, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to sell $400 million aggregate principal amount of medium term notes (the “Additional Notes”), comprised of $200 million aggregate principal amount of a re-opening of its 4.193% medium term notes, Series 6 (the “Additional Series 6 Notes”), due September 11, 2028 and $200 million aggregate principal amount of a re-opening of its 3.41% medium term notes, Series 7 (the “Additional Series 7 Notes”), due October 9, 2029. A subsidiary of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC will be the recipient of the net proceeds and have primary responsibility for the payment of principal and interest on the Additional Notes. The Additional Notes will be fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries.

The terms of the Additional Series 6 Notes and Additional Series 7 Notes, other than the issue date and the price to the public, will be identical to the terms of the C$500 million aggregate principal amount of 4.193% medium term notes, Series 6, due September 11, 2028 and the C$500 million aggregate principal amount of 3.41% medium term notes, Series 7, due October 9, 2029 that were issued by Brookfield Infrastructure in September 2018 and October 2019, respectively. The Additional Series 6 Notes and Additional Series 7 Notes will be issued at a price of $100.552 and $94.244, respectively, plus accrued interest, with an effective yield of 4.113% and 4.149%, respectively, if held to maturity. An aggregate principal amount of $700 million of 4.193% medium term notes, Series 6, due September 11, 2028 and an aggregate principal amount of $700 million of 3.41% medium term notes, Series 7, due October 9, 2029 will be outstanding after giving effect to this offering.

The Additional Notes will be issued pursuant to a base shelf prospectus dated November 23, 2018 and a related prospectus supplement and pricing supplements to be dated April 3, 2020. The issue is expected to close on or about April 7, 2020 subject to customary closing conditions. Brookfield Infrastructure intends to use the net proceeds from the sale of the Additional Notes to fund an active pipeline of investment opportunities and for general working capital purposes. The Additional Notes have been rated BBB+ by Standard & Poor’s Rating Services.

The Additional Notes are being offered through a syndicate of agents led by RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc., and including National Bank Financial Inc., HSBC Securities (Canada) Inc. and MUFG Securities (Canada), Ltd.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at https://bip.brookfield.com and investors are encouraged to consult the website.

For more information, please contact:

Media:	Investors:
Claire Holland	Melissa Low
Senior Vice President, Communications	Senior Vice President, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5239
Email: claire.holland@brookfield.com	Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “expected”, “intends” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms, use of proceeds and closing of the offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.